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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AN
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)1



                                  Dyntek, Inc.
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                                (Name of Issuer)



                                  Common Stock
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                         (Title of Class of Securities)



                                   268180106
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                                 (CUSIP Number)



        Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                               September 26, 2006
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            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 7 pages

________________
     1 The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 268180106                   13D                         Page 2 of 7
          ---------                                               -----------

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   1.     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lloyd I. Miller, III                    ###-##-####
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   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]

                                                                     (b)  [ ]
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   3.     SEC USE ONLY

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   4.     SOURCE OF FUNDS*

          PF-OO-AF
 ----------------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [ ]
 ----------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                        7.     SOLE VOTING POWER

                               26,858,695
     NUMBER OF        --------------------------------------------------------
       SHARES           8.     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                 35,463,048
        EACH          --------------------------------------------------------
     REPORTING          9.     SOLE DISPOSITIVE POWER
       PERSON
        WITH                   26,858,695
                      --------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER

                               35,463,048
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  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          62,321,743
          ** The beneficially owned shares reported herein consist of: (i) 7,188,285 shares of common stock; (ii) warrants to purchase 146,154 shares of common stock; (iii) 35,000,000 shares of common stock immediately convertible under Junior Secured Convertible Promissory Notes in the initial aggregate amount of $7,000,000 due March 2011, at a conversion rate of $0.20; and (iv) a warrant to purchase 15.81% of the Issuer's common stock outstanding on the date of exercise, calculated on a fully diluted basis (as of the date hereof, the warrant is exercisable into 19,987,304 shares).
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  12.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
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  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          56.1%
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  14.     TYPE OF REPORTING PERSON*

          IN-IA-OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                                                     Page 3 of 7

Introduction

     This constitutes Amendment No. 3 to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Miller"), dated March 17, 2006, as amended (the "Statement"), relating to the common stock, par value $0.0001 per share (the "Shares") of Dyntek, Inc. (the "Company"). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged and capitalized terms used herein but not otherwise defined herein shall have the meaning as set forth in the Statement.

     Item 3.       Source and Amount of Funds or Other Consideration

     Item 3 of the Statement is hereby amended by deleting the first paragraph therein and replacing in its entirety with the following:

     Miller is an investment advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Miller was named as the advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati,
Ohio), the trustee named in the Trust Agreement. All of the Shares Miller is deemed to beneficially own as the advisor to the trustee of Trust A-4 were purchased by funds generated and held by Trust A-4. The aggregate amount of funds used for the purchase of convertible notes, Shares and the warrants to
purchase Shares in Trust A-4 was $9,012,355.78.   Such amount of consideration
consists in part of $7,000,000.00 used to purchase from the Company Junior Secured Convertible Promissory Notes due March 1, 2011 in the original aggregate principal amount of $7,000,000.

     The last sentence of paragraph 2 of Item 3 of the Statement is hereby amended and restated in its entirety as follows:

     The aggregate purchase price for the Shares and the warrants to purchase Shares in Milfam II L.P. was $1,250,228.49.

     Item 4.     Purpose of the Transaction

     Item 4 of the Statement is hereby amended by adding at the end thereof the following:

     The purpose of this Amendment No. 3 is to report that since the filing of Amendment No. 2 to the Statement, dated June 23, 2006, a material change occurred in the percentage of Shares beneficially owned by Mr. Miller. On September 26, 2006, Mr. Miller entered into the Second Amendment (the "Second Amendment") to Note Purchase Agreement with the Company pursuant to which the Company issued a Junior Secured Convertible Promissory Note to Trust A-4 in the initial principal amount of $3,000,000 (the "Third Junior Secured Convertible Note"). The Third Junior Secured Convertible Note may be converted into Common Stock at any time at the election of Trust A-4 at a conversion price of $0.20 per share of Common Stock. The Third Junior Secured Convertible Note was issued on substantially the same terms as the First Junior Secured Convertible Note and Second Junior Secured Convertible Note issued pursuant to the Note Agreement. Reference is hereby made to that certain Form 8-K filed by the Company on September 28, 2006 whereby the Company more specifically describes the terms of the Second Amendment and files as attachments thereto the Second Amendment and the Third Junior
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                                                                     Page 4 of 7

Secured Convertible Note. The aforementioned description of the Second Amendment and Third Junior Secured Convertible Note does not purport to be complete and is qualified in its entirety by reference to such documents, and such documents are hereby incorporated by reference as if attached hereto.

     Except as described above in this Item 4 and herein, the Reporting Person does not have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of
Schedule 13D. Miller reserves the right to change plans and take any and all actions that Miller may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Miller may take any other action with respect to the Company or any of the Company's debt or equity securities in any manner permitted by applicable law.

     Item 5.     Interest in Securities of the Issuer

     Item 5 of the Statement is hereby amended and restated in its entirety as follows:

     (a) Miller may be deemed to beneficially own 62,321,743 Shares of the Company (56.1% of the Shares on the date hereof based on: (i) 56,054,526 Shares outstanding per information provided by the Company to the reporting person;
(ii) warrants to purchase 146,154 Shares beneficially held by Miller; (iii) 35,000,000 Shares (assuming a full conversion of the $7,000,000 Junior Secured Convertible Promissory Notes into Shares at the current conversion rate of $0.20); and (iv) the Debt Financing Warrant to purchase 15.81% of the Shares of Common Stock of the Company outstanding on the date of exercise, calculated on a fully diluted basis (based upon information provided to Miller by the Company currently the warrant could be exercised into 19,987,304)).

        As of the date hereof, 35,463,048 of such beneficially owned Shares are owned of record by Trust A-4 (total includes a warrant to purchase 48,077 Shares and 35,000,000 Shares that can be acquired upon the conversion of the Junior Secured Convertible Promissory Notes); 298,104 of such beneficially owned Shares are owned of record by Milfam II L.P. (total includes a warrant to purchase 48,077 Shares); and 26,560,591 Shares are beneficially owned of record by Miller directly (total includes (i) a warrant to purchase 50,000 Shares, and (ii) the 19,987,304 shares per the exercise of the Debt Financing Warrant.

     (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam II
L.P. and Miller directly.
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                                                                     Page 5 of 7


     (c) The following tables details the transactions effected by Miller in the past 60 days:

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                                 MILFAM II L.P.
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     Date of Transaction     Number of Shares Sold       Price Per Share
-------------------------------------------------------------------------------
      August 18, 2006                15,000                 $0.130167
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                                   TRUST A-4
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    Date of Transaction      Number of Shares Sold       Price Per Share
-------------------------------------------------------------------------------
      August 18, 2006                88,450                $0.130167
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      August 24, 2006                10,350                   $0.14
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     In addition to the above, on September 26, 2006, Trust A-4 purchased from the Company an additional $3,000,000.00 Junior Secured Convertible Promissory Note.

     (d) Other than Shares held directly by Mr. Miller, persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.

     (e)       Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 of the Statement is hereby amended by adding at the end thereof the following:

     On September 26, 2006, Mr. Miller entered into the Second Amendment with the Company pursuant to which the Company issued the Third Junior Secured Convertible Note to Trust A-4 in the initial principal amount of $3,000,000. The Third Junior Secured Convertible Note may be converted into Common Stock at any time at the election of Trust A-4 at a conversion price of $0.20 per share of Common Stock. The Third Junior Secured Convertible Note was issued on substantially the same terms as the First Secured Convertible Note and the
Second Secured Convertible Note issued pursuant to the Note Agreement. Reference is hereby made to that certain Form 8-K filed by the Company on September 28, 2006 whereby the Company more specifically describes the terms of such amendment and files as attachments thereto the Second Amendment and the Third Junior Secured Convertible Note. The aforementioned description of the Second
Amendment and Third Junior Secured Convertible Note does not purport to be complete and is qualified in its entirety by reference to such documents, and such documents are hereby incorporated by reference as if attached hereto.
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                                                                     Page 6 of 7


     Item 7.     Materials To Be Filed As Exhibits:

     99.1 Second Amendment to Note Purchase Agreement by and between DynTek, Inc., SACC Partners, L.P., Lloyd I. Miller, III and Trust A-4 - Lloyd I. Miller dated as of September 26, 2006 (Filed as Exhibit Number 10.1 to Form 8-K by DynTek, Inc. with the SEC on September 28, 2006 and incorporated herein by reference).

     99.2 Third Junior Secured Convertible Note, issued by DynTek, Inc. to Trust A-4 - Lloyd I. Miller dated as of September 26, 2006 (Filed as Exhibit Number 10.2 to Form 8-K by DynTek, Inc. with the SEC on September 28, 2006 and incorporated herein by reference).

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                                                                     Page 7 of 7


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 4, 2006

                                                  /s/ Lloyd I. Miller, III
                                             ----------------------------------
                                                     Lloyd I. Miller, III